SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549



                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. _____)(1)


                      STEINWAY MUSICAL INSTRUMENTS, INC.
                               (Name of Issuer)


                   ORDINARY COMMON STOCK, PAR VALUE $0.001
                       (Title of Class of Securities)


                                858495 10 4
                              (CUSIP Number)

                          ________________________









_______________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858495 10 4                13G                 Page 2 of 9 Pages

1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Eli Broad

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                             (b) /X/
       Not applicable

3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OR ORGANIZATION

       United States
___________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER

       None

6.     SHARED VOTING POWER

       1,653,331 shares of Ordinary Common Stock (includes 1,653,331 shares for which Reporting Person may be deemed to share voting power solely by reason of affiliation with the other Reporting Persons herein described but for which Reporting Person disclaims beneficial ownership)

7.     SOLE DISPOSITIVE POWER

       None

8.     SHARED DISPOSITIVE POWER

       1,653,331 shares of Ordinary Common Stock (includes 1,653,331 shares for which Reporting Person may be deemed to share voting power solely by reason of affiliation with the other Reporting Persons herein described but for which Reporting Person disclaims beneficial ownership)

___________________________________________________________________________

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,653,331 shares of Ordinary Common Stock (includes 1,653,331 shares for which Reporting Person may be deemed to beneficially own solely by reason of affiliation with the other Reporting Person herein described but for which Reporting Person disclaims beneficial ownership)

10.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                     / /

       Not applicable

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       18.5% (includes 18.5% of class for which Reporting Person may be deemed to beneficially own solely by reason of affiliation with the other Reporting Persons herein described but for which Reporting Person disclaims beneficial ownership)

12.    TYPE OF REPORTING PERSON*

       IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858495 10 4                13G                 Page 3 of 9 Pages

1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SunAmerica Inc. (86-0176061)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                             (b) /X/
       Not applicable

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OR ORGANIZATION

       Maryland
___________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER

       100,000 shares of Ordinary Common Stock

6.     SHARED VOTING POWER

       1,553,331 shares of Ordinary Common Stock (includes 1,553,331 shares for which Reporting Person may be deemed to share voting power solely by reason of affiliation with the other Reporting Persons herein described but for which Reporting Person disclaims beneficial ownership)

7.     SOLE DISPOSITIVE POWER

       100,000 shares of Ordinary Common Stock

8.     SHARED DISPOSITIVE POWER

       1,553,331 shares of Ordinary Common Stock (includes 1,553,331 shares for which Reporting Person may be deemed to share dispositive power solely by reason of affiliation with the other Reporting Persons herein described but for which Reporting Person disclaims beneficial ownership)
___________________________________________________________________________

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,653,331 shares of Ordinary Common Stock (includes 1,553,331 shares for which Reporting Person may be deemed to beneficially own solely by reason of affiliation with the other Reporting Persons herein described but for which Reporting Person disclaims beneficial ownership)

10.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                           / /
       Not applicable

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       18.5% (includes 17.4% of class for which Reporting Person may be deemed to beneficially own solely by reason of affiliation with the other Reporting Persons herein described but for which Reporting Person disclaims beneficial ownership)

12.    TYPE OF REPORTING PERSON*

       CO/HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858495 10 4                13G                 Page 4 of 9 Pages


1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SunAmerica Life Insurance Company (52-0502540)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                             (b) /X/
       Not applicable

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OR ORGANIZATION

       Arizona
  _________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER

       1,553,331 shares of Ordinary Common Stock

6.     SHARED VOTING POWER

       None, except to the extent Reporting Person is deemed to share voting power, solely by reason of affiliation with such person, on the shares described in Row 5 of the cover sheet of any other Reporting Person herein described

7.     SOLE DISPOSITIVE POWER

       1,553,331 shares of Ordinary Common Stock

8.     SHARED DISPOSITIVE POWER

       None, except to the extent Reporting Person is deemed to share dispositive power, solely by reason of affiliation with such person, on the shares described in Row 7 of the cover sheet of any other Reporting Person herein described
___________________________________________________________________________

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,553,331 shares of Ordinary Common Stock

10.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                / /

       Not applicable

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       17.4%

12.    TYPE OF REPORTING PERSON*

       CO/IC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858495 10 4                13G                 Page 5 of 9 Pages

Item 1(a).  Name of Issuer:

Steinway Musical Instruments, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

600 Industrial Parkway
Elkhart, IN 46516

Item 2(a).  Name of Person Filing:

This statement is being filed by (1) Eli Broad, a natural person, (2) SunAmerica Inc., a Maryland corporation, and (3) SunAmerica Life Insurance Company, an Arizona corporation.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

For each of Eli Broad, SunAmerica Inc. and SunAmerica Life Insurance
Company:

1 SunAmerica Center
Century City
Los Angeles, California 90067-6022

Item 2(c).  Citizenship:

Eli Broad is a citizen of the United States, SunAmerica Inc. is a Maryland corporation, and SunAmerica Life Insurance Company is an Arizona corporation.

Item 2(d).  Title of Class of Securities:

Ordinary Common Stock, par value $0.001

Item 2(e).  CUSIP Number:

858495 10 4

Item 3. If this statement is filed pursuant to Rules 13(d)-1(b), or 13d-2(b), check whether the person filing is a:

(a)/ /  Broker or dealer registered under Section 15 of the Act,
(b)/ /  Bank as defined in Section 3(a)(6) of the Act,
(c)/ /  Insurance Company as defined in Section 3(a)(19) of the Act,
(d)/ / Investment Company registered under Section 8 of the Investment Company Act,
(e)/ / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)/ / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
(g)/ / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
(h)/ /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not applicable.  This statement is being filed pursuant to Rule 13d-1(c).

Item 4.  Ownership.(2)

(a)  Amount beneficially owned:

See responses to Item 9 on each of the cover pages to this statement on
Schedule 13G.
___________________________________

(2) Each Reporting Person disclaims beneficial ownership of any securities not held directly by such person. The filing of this Schedule 13G shall not be construed as an admission that a Reporting Person or any of its affiliates is, for the purposes of Section 13 of the Act, a member of a "group" with any of the other Reporting Persons. In addition, the filing of this Schedule 13G shall not be construed as an admission that a Reporting Person or any of its affiliates is the beneficial owner of any securities not held directly by such person for any purpose.


CUSIP No. 858495 10 4                13G                 Page 6 of 9 Pages

(b)  Percent of class:

See responses to Item 11 on each of the cover pages to this statement on
Schedule 13G.


(c)  Number of shares as to which such person has:

     (i)  Sole power to vote or direct the vote:

     See responses to Item 5 on each of the cover pages to this statement on Schedule 13G.

     (ii)  Shared power to vote or direct the vote:

     See responses to Item 6 on each of the cover pages to this statement on Schedule 13G.

     (iii)  Sole power to dispose or to direct the disposition of:

     See responses to Item 7 on each of the cover pages to this statement on Schedule 13G.

     (iv)  Shared power to dispose or to direct the disposition of:

     See responses to Item 8 on each of the cover pages to this statement on Schedule 13G.


Item 5.  Ownership of Five Percent of Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Other than the Reporting Persons as described in Item 4 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in Item 4 above.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     See Exhibit A.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10. Certification.

     Not applicable.

CUSIP No. 858495 10 4                13G                 Page 7 of 9 Pages


                                                                  SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    February 13, 1997



                                    S/ELI BROAD
                                    ________________________________
                                    Eli Broad




                                    SUNAMERICA INC.


                                    S/JAY S. WINTROB
                                 ________________________________
                                    Jay S. Wintrob
                                    Vice Chairman




                                    SUNAMERICA LIFE INSURANCE COMPANY


                                    S/JAY S.WINTROB
                                    ________________________________
                                    Jay S. Wintrob
                                    Executive Vice President

CUSIP No. 858495 10 4                13G                 Page 8 of 9 Pages

                                              Exhibit A

             RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANY

Parent Holding Company

     SunAmerica Inc.

     Eli Broad (an individual who may be deemed to control SunAmerica Inc.)

Relevant Subsidiaries

     SunAmerica Life Insurance Company, an Arizona corporation and an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, as amended

CUSIP No. 858495 10 4                13G                 Page 9 of 9 Pages


                                                                  Exhibit B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

     Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree and consent (i) to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the ordinary common stock of Steinway Musical Instruments, Inc. at December 31, 1996 and (ii) to the joint filing on their behalf of any amendments thereto.


                                         February 13, 1997



                                         S/ELI BROAD
                                         ________________________________
                                         Eli Broad


                                         SUNAMERICA INC.



                                         S/JAY S. WINTROB
                                         _____________
                                         Jay S. Wintrob
                                         Vice Chairman



                                         SUNAMERICA LIFE INSURANCE COMPANY



                                         S/JAY S. WINTROB
                                         ________________________________
                                         Jay S. Wintrob
                                         Executive Vice President